Exhibit 5.01

[Letterhead of Lehman Brothers Holdings Inc.]

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

I am Senior Vice President and Associate General Counsel of Lehman Brothers Inc. and I have acted as counsel to Lehman Brothers Holdings Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company, Lehman Brothers Holdings E-Capital LLC I, a Delaware limited liability company (the “LLC”), and Lehman Brothers Holdings E-Capital Trust I, a Delaware statutory trust (the “Trust”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the issuance (i) by the Trust of $300,000,000 aggregate liquidation amount of new Floating Rate Enhanced Capital Advantaged Preferred Securities (the “New Trust Preferred Securities”), (ii) by the LLC of an aggregate liquidation preference of $300,001,000 of the LLC’s new preferred securities (the “New LLC Preferred Securities”) and (iii) by the Company of (a) an aggregate principal amount of $300,001,000 of the Company’s new Floating Rate Junior Subordinated Deferrable Interest Debenture due 2035 (the “New Company Debenture”), (b) a new guarantee of the LLC Preferred Securities (the “New LLC Guarantee”) and (c) a new guarantee of the New Trust Preferred Securities (the “New Trust Guarantee”).  The New Trust Preferred Securities will be issued under the Declaration of Trust of the Trust, dated as of August 19, 2005 (the “Declaration of Trust”), among the Company, as Sponsor, Barrett DiPaolo, Karen Corrigan and James Killerlane III, as the initial Regular Trustees, JPMorgan Chase Bank, N.A., as the initial Property Trustee, and Chase Bank USA, National Association, as the initial Delaware Trustee.  The New Trust Preferred Securities will be offered by the Trust in exchange for $300,000,000 aggregate liquidation amount of its outstanding Floating Rate Enhanced Capital Advantaged Preferred Securities.  The New LLC Preferred Securities will be issued by the LLC under the Limited

Liability Company Agreement of the LLC, dated as of August 19, 2005 (the “LLC Agreement”), among the Company, as Managing Member, and the Trust, as Non-Managing Member.  The New LLC Preferred Securities will be offered by the LLC in exchange for $300,001,000 liquidation preference of its outstanding preferred securities.  The New Company Debenture will be issued under the Indenture, dated as of February 1, 1996 (the “Indenture”), as amended and supplemented by the First Supplemental Indenture, dated as of February 1, 1996, and the Eighth Supplemental Indenture, dated as of August 19, 2005, between the Company and JPMorgan Chase Bank, N.A., formerly known as The Chase Manhattan Bank and prior thereto as Chemical Bank, as Indenture Trustee.  The New Company Debenture will be offered by the Company in exchange for $300,001,000 aggregate principal amount of its outstanding Floating Rate Junior Subordinated Deferrable Interest Debenture due 2035.  The New LLC Guarantee will be issued by the Company under the LLC Guarantee Agreement (the “LLC Guarantee”), dated as of August 19, 2005, between the Company and JPMorgan Chase Bank, N.A., as trustee, for the benefit of the holders of the LLC Preferred Securities.  The New Trust Guarantee will be issued by the Company under the Trust Guarantee Agreement (the “Trust Guarantee”), dated as of August 19, 2005, between the Company and JPMorgan Chase Bank, N.A., as trustee, for the benefit of the holders of the Trust Securities (as defined in the Trust Guarantee).

I have examined, or have had members of my staff examine, the Registration Statement, the LLC Agreement, the Declaration of Trust, the LLC Guarantee, the Trust Guarantee and the Indenture, which have been filed with the Commission as exhibits to, or incorporated by reference in, the Registration Statement.  I also have examined, or have had members of my staff examine, the originals, or duplicates or certified or conformed copies, of such corporate records, agreements, documents and other instruments and have made such other investigations as I have deemed relevant and necessary in connection with the opinions hereinafter set forth, including, without limitation, the resolutions adopted by the Executive Committee of the Board of Directors of the Company authorizing the issuance of the aforementioned securities.  As to questions of fact material to this opinion, I have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.

In rendering the opinions set forth below, I have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, I am of the opinion that:

1.                                       When the New Company Debenture has been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indenture upon the exchange, the New Company Debenture will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

2.                                       When (a) the New LLC Preferred Securities have been duly executed, authenticated, issued and delivered in accordance with the provisions of the LLC Agreement upon exchange and (b) the New LLC Guarantee has been duly issued, the New LLC Guarantee will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

3.                                       When (a) the New Trust Preferred Securities have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Declaration of Trust upon exchange and (b) the New Trust Guarantee has been duly issued, the New Trust Guarantee will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

My opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

Insofar as the opinions expressed herein relate to or are dependent upon matters governed by the law of the State of Delaware, I have relied upon the opinion of Richards Layton & Finger, P.A. dated the date hereof.

I do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and, to the extent set forth herein, the law of the State of Delaware.

I hereby consent to the filing of this opinion letter as Exhibit 5 to the Registration Statement and to the use of my name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours,
/s/ Barrett S. DiPaolo
Barrett S. DiPaolo